Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John’s, NL – April 30, 2018

FORTIS INC. APPOINTS NEW EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER

Barry Perry, President and Chief Executive Officer, Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS) today announced the appointment of Jocelyn Perry as Executive Vice President, Chief Financial Officer at Fortis effective June 1, 2018. Karl Smith, current Executive Vice President, Chief Financial Officer, will retire May 31, 2018 after more than 30 years with Fortis.

“On behalf of our Board of Directors and colleagues at Fortis, I want to thank Karl for more than three decades of dedication to Fortis,” said Barry Perry. “Karl has been a fantastic CFO with his guidance and advice contributing immensely to our Corporation’s strong financial and operational performance. At various points in his career he ran our Newfoundland and Alberta utilities. More recently he returned to Newfoundland from Alberta to take a second turn as Chief Financial Officer where he led our financial team and strategies in the capital markets. We wish Karl all the best on his retirement.”

Jocelyn Perry has an extensive career in the utility business, having worked at Newfoundland Power for the past 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and for the past year as President and Chief Executive Officer. Jocelyn is a prior Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector.

Jocelyn, a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant Designation in the early 1990s. She has considerable community and professional board and volunteer experience in Newfoundland and Labrador, including the Healthcare Foundation, C-CORE and the Public Service Pension Plan Corporation.

“We welcome Jocelyn in her new role as Executive Vice President, Chief Financial Officer for Fortis,” said Barry Perry. “Jocelyn’s intuition and judgment have served the Corporation well for close to two decades. I’m confident that she will provide strong leadership of the finance function as we focus on our growth strategy, shareholder returns and customer satisfaction.”

Mr. Perry also congratulated Peter Alteen on his appointment as Interim President and Chief Executive Officer of Newfoundland Power effective June 1, 2018.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$48 billion. The Corporation’s 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com